SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The exhibits to this report, furnished on Form 6-K, shall be incorporated by reference into the registrant’s Registration Statements on Form F-10 (333-160675) and Form S-8 (333-163289) under the Securities Act of 1933, as amended.

The following documents attached as an exhibit hereto are incorporated by reference herein:

Exhibit No.	Document
99.1 99.2 99.3 99.4 99.5 99.6 99.7 99.8 99.9 99.10 99.11 99.12 99.13
BAYTEX ENERGY TRUST ANNOUNCES FILING OF INFORMATION CIRCULAR AND PROXY STATEMENT WITH RESPECT TO ITS CONVERSION TO A CORPORATION

INFORMATION CIRCULAR AND PROXY STATEMENT WITH RESPECT TO A PLAN OF ARRANGEMENT

APPENDIX A – ARRANGEMENT RESOLUTION

APPENDIX B – INTERIM ORDER

APPENDIX C – ARRANGEMENT AGREEMENT

EXHIBIT A – PLAN OF ARRANGEMENT

APPENDIX D – INFORMATION CONCERNING NEW BAYTEX

SCHEDULE A – FINANCIAL STATEMENTS OF NEW BAYTEX

SCHEDULE B – BY-LAWS OF NEW BAYTEX

APPENDIX E – SHARE AWARD INCENTIVE PLAN – BAYTEX ENERGY CORP.

APPENDIX F – SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

INSTRUMENT OF PROXY – FOR THE SPECIAL MEETING OF UNITHOLDERS

LETTER OF TRANSMITTAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant)

By: Baytex Energy Ltd.

_____________________
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: November 8, 2010